SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 17 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 520,587*
	9.	Sole Dispositive Power 0
	10.	Shared dispositive power 520,587*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,587*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

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The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in this Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.4% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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EXPLANATORY NOTE: This Schedule 13D is being filed by the Reporting Person (as defined in Item 2 below) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder, with respect to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), held by the Reporting Person, including shares of Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in Item 2 below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members (collectively, the “Pritzker Family Group”).

The shares of Common Stock held by the Reporting Person were previously held by IHE, INC. (“IHE”) and its subsidiaries, as previously reported on a Schedule 13G filed on November 4, 2009, as amended, pursuant to Section 13(g) of the Act and Rule
13d-1(d) thereunder.

On August 17, 2010, IHE distributed, in the aggregate, 23,765,141 shares of Class B Common Stock to the Reporting Person, CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “Non-U.S. Situs Trusts”) and certain other persons, and the trustee of the Non-U.S. Situs Trusts and certain other members of IHE allocated or distributed, in the aggregate, 18,025,104 shares of Class B Common Stock previously held by IHE and its subsidiaries to certain of the Separately Filing Group Members and certain other persons. We refer to all of the above allocations and distributions, collectively, as the “Distribution.” Contemporaneous with the Distribution, the Reporting Person executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the Reporting Person qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock distributed to the Reporting Person remained shares of Class B Common Stock immediately following the Distribution. Certain other persons who received shares in the Distribution are not party to the agreements described in Item 6 below and their shares were converted into shares of Class A Common Stock in connection with the Distribution. The Reporting Person and the Separately Filing Group Members may be deemed to have become beneficial owners of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder, resulting in the obligation to file this Schedule 13D. It is the understanding of the Reporting Person that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act with respect to the shares of Common Stock beneficially owned by the Separately Filing Group Members.

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Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share, of the Issuer. The address of the principal executive office of the Issuer is 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by CIBC Trust Company (Bahamas) Limited (the “Reporting Person”), solely in the capacity as trustee of the trusts listed on Appendix A.

The address of the principal business and principal office of the Reporting Person is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas. The Reporting Person is principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

The Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 17, 2010, IHE distributed shares of Class B Common Stock to the Reporting Person. As a result of the Distribution, the Reporting Person may be deemed to have become the beneficial owner of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder. No funds or other consideration were used by the Reporting Person to acquire the shares of Common Stock in the Distribution.

CUSIP No. 448579102	13D	Page 6 of 17 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Class B Common Stock in the Distribution, which was completed on August 17, 2010. Contemporaneous with the Distribution, the Reporting Person executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the Reporting Person qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock distributed to the Reporting Person remained shares of Class B Common Stock following the Distribution.

The Reporting Person holds its shares of Common Stock for investment purposes. Pursuant to the agreements described in Item 6 below, the shares of Common Stock held by the Reporting Person are currently required to be voted consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors) and are subject to certain transfer and various other restrictions. The Reporting Person expects to routinely monitor the performance of its investment in the Issuer. In this regard, the Reporting Person expects to evaluate on a periodic basis the Issuer’s business, financial condition and results of operation, as well as other factors that may be relevant to its investment in the Issuer. In addition, the Reporting Person may seek the views of, hold active discussions with and respond to inquiries from representatives of the Issuer, the Separately Filing Group Members and other persons regarding the Issuer. Subject to its obligations under the agreements described in Item 6 below, the Reporting Person may, at any time and from time to time, purchase additional shares of Common Stock or dispose of any shares of Common Stock held by it. Any additional shares of Common Stock acquired by the Reporting Person will be subject to the agreements described in Item 6 below, for so long as those agreements remain in effect.

Except as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as it may determine.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 520,587 shares of Class A Common Stock, issuable upon conversion of 520,587 shares of Class B Common Stock beneficially owned by the Reporting Person. The number of shares of Class B Common Stock beneficially owned by the Reporting Person represents 0.4% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Person represents 0.3% of the total number of shares of Common Stock outstanding and 0.4% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 10,121 shares of currently issued Class A Common Stock and 104,353,914 shares of Class A Common Stock issuable upon conversion of 104,353,914 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 80.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 60.0% of the total number of shares of Common Stock outstanding and 77.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution. The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with

CUSIP No. 448579102	13D	Page 8 of 17 Pages

respect to the percentage of shares of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. The information with respect to the percentage of total voting power is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

The Reporting Person disclaims beneficial ownership of the shares held by any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Group Members.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person, together with certain other members of the Pritzker Family Group, is party to the Foreign Global Hyatt Agreement (as defined below) and the 2009 Registration Rights Agreement (as defined below) relating to the Common Stock of the Issuer.

Amended and Restated Foreign Global Hyatt Agreement

On October 1, 2009, the adult beneficiaries of the Non-U.S. Situs Trusts entered into the Amended and Restated Foreign Global Hyatt Agreement (the “Foreign Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. The adult beneficiaries informed CIBC, in its capacity as trustee of such Non-U.S. Situs Trusts, of their agreement and expressed their desire that the trustee act in accordance with the provisions of the Foreign Global Hyatt Agreement. CIBC, in its capacity as trustee of the Non-U.S. Situs Trusts, has joined the Foreign Global Hyatt Agreement. Contemporaneous with the Distribution, the Reporting Person and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Foreign Global Hyatt Agreement.

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The parties to the Foreign Global Hyatt Agreement agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the Issuer’s fully diluted shares of Common Stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses) (the “Lock-Up Expiration Date”), all Pritzkers (as defined in the Foreign Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote (or cause to be voted) all of the voting securities held directly or indirectly by them consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker)). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Foreign Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. As a result of the sales of shares of Common Stock by certain U.S. situs trusts in the initial public offering of the Class A Common Stock, no additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned directly or indirectly by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Foreign Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

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Disputes that relate to the subject matter of the Foreign Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Foreign Global Hyatt Agreement does not apply with respect to the manner in which Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

The summary of the Foreign Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Foreign Global Hyatt Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Registration Rights Agreement

The Reporting Person and the Separately Filing Group Members are party to, or entitled to rights under, a Registration Rights Agreement, dated as of October 12, 2009, among the Issuer and the domestic and foreign Pritzker stockholders party thereto (the “2009 Registration Rights Agreement”). Pursuant to the 2009 Registration Rights Agreement, the Issuer granted registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock to holders of 104,893,502 shares of the Class B Common Stock. Only shares of Class A Common Stock may be registered pursuant to the terms of the 2009 Registration Rights Agreement.

Demand Registration Rights

The Reporting Person is entitled to certain demand registration rights under the 2009 Registration Rights Agreement. Specifically, the Reporting Person and the Separately Filing Group Members may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act of 1933 (the “Securities Act”) if the anticipated aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Foreign Global Hyatt Agreement and certain other agreements to which the Separately Filing Group Members are party, and the Issuer is not otherwise prohibited from filing such registration statement under that certain Registration Rights Agreement, dated as of August 28, 2007, by and among the Issuer and certain other parties thereto (the “2007 Registration Rights Agreement”).

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Form S-3 Demand Registration Rights

The Reporting Person is entitled to certain Form S-3 demand registration rights under the 2009 Registration Rights Agreement. Commencing on the date that the Issuer becomes eligible to register securities issued on Form S-3, the Reporting Person and the Separately Filing Group Members holding the requisite amount of Common Stock may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act if the anticipated aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Foreign Global Hyatt Agreement and certain other agreements to which the Separately Filing Group Members are party, and the Issuer is not otherwise prohibited from filing such registration statement under the 2007 Registration Rights Agreement.

Under the 2009 Registration Rights Agreement, the Issuer is not required to effect a demand registration or a Form S-3 demand registration within 180 days after the effective date of a registration statement related to a previous demand or Form S-3 demand registration. In addition, once every twelve months, the Issuer may postpone for up to 120 days the filing or the effectiveness of a registration statement for a demand or a Form S-3 demand registration in certain circumstances described in the 2009 Registration Rights Agreement.

Shelf Registration Rights

The Reporting Person is entitled to certain “shelf” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

Piggyback Registration Rights

The Reporting Person is entitled to certain “piggyback” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

The demand, Form S-3 demand and piggyback registration rights are subject to customary restrictions such as blackout periods and limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.

The summary of the 2009 Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the 2009 Registration Rights Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

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Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 2	Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

Exhibit 3	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of the signatories to sign and file Schedule 13Ds and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26th, 2010

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

*A Secretary’s Certificate evidencing the authority of such persons to sign and file this Schedule 13D on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 3 to this Schedule 13D.

[Signature Page to Schedule 13D]

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Appendix A

Name of Trust	Jurisd. of Org.
Settlement 1740 Trust #13	Bahamas
Settlement 1740 Trust #18	Bahamas

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Schedule A

Certain Information Regarding the

Reporting Person1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of the trusts listed on Appendix A.	—	—	520,587	0.4%	0.3%	0.4%

[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.0%	3.0%	3.8%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.6%	2.7%	3.5%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	14,050,003	10.9%	8.1%	10.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	5,846,633	4.5%	3.4%	4.4%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	7,055,432	5.4%	4.1%	5.3%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	7,262,534	5.6%	4.2%	5.4%
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	6.6%	4.9%	6.4%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	1,651	*	8,731,294	6.7%	5.0%	6.5%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	7.7%	5.8%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	9,524,762	7.4%	5.5%	7.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	13,611,778	10.5%	7.8%	10.2%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	9,316,593	7.2%	5.4%	7.0%
Trustee of the Richard Pritzker Family Trusts	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	10,121	*	104,353,914	80.6%	60.0%	77.9%

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010 by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010 by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 17 of 17 Pages

[12]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010 by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 3

CERTIFICATE OF SECRETARY

The undersigned, not individually, but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Signatory	Signature

Schevon Miller	/s/ Schevon Miller

Carlis E. Chisholm	/s/ Carlis E. Chisholm

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 26th day of August, 2010.

/s/ Norma Major
Norma Major Secretary of CIBC Trust Company (Bahamas) Limited